

AgFeed Industries, Inc

(US stock symbol : AGFI)

February 2007



Safe Harbor Statement

This presentation contains "forward-looking statements" within the meaning of the "safe-harbor" provisions of the Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements, including changes from anticipated levels of sales, future national or regional economic and competitive conditions, changes in relationships with customers, access to capital, difficulties in developing and marketing new products, marketing existing products, customer acceptance of existing and new products, and other factors. Accordingly, although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company has no obligation to update the forward-looking information contained in this presentation.



Company Brief

- A Nevada corporation subject to US corporate governance with main business in China
- Stable and highly efficient management team: consists of leading animal nutritional scientists with advanced degrees. Management are founders and managers of operations since inception in 1995
- Manufactures, markets and distributes nutrient based additives to China's vast animal husbandry markets.
  - Nutrients essential to animal health and growth

- # 1 player by sales volume in China's eastern provinces
- Recent acquisition of a major southwestern producer provides greater access to southwestern markets
- Sales of $9 million in 2006 based on current estimates and forecast by management to increase of almost 300% during 2007 subject to capital infusion into AgFeed of approximately $6,000,000 USD

AgFeed Industries, Inc.



Industry Background



Feed Fundamentals

AGFI's Products include:

1. Nutrient "Pre-mix" & additives

2. Blended feed - Infants

- 2005 Blended feed market in China: $14 billion[1]

  Largest player has 7% market share

- 2005 Pre-mix market in China: $1.45 billion[1]

  Largest player has 1.2% market share

Pre-mix
- Vitamins & amino acids
- Minerals

Concentrate (35%) + **Energy (65%)**

Protein
- Soybean and fishmeal
- Linseed meal

Grains:
- Wheat, corn, sorghum

Finished

"Blended

Feed"

[1] – China Feed Industry Association



Market – Pre-mix

- **Animal feed industry**
  - Market size: $34.6 billion in year 2005, pre-mix occupies 4.2% equal to $1.45 billion [1]
  - Annual growth rate of 14% since 2000 [1]
  - We believe market size will increase 30-40% in 2007 from 2006 due to new pro-agriculture government policies
  - Estimated annual growth in double digits through 2015 [2]
- **Fragmented industry of over 3,500 companies**
  - Largest player nationwide has only 1.2% of market share[2]
- **Changing structure will amplify demand**
  - Elimination of smaller "backyard farms" to industrialized farms
  - Due to its nutrient absorbing qualities and assistance in digestion, pre-mix is an essential part of blended feed for the large-scale husbandry industry and modern farming operations rely on the use of pre-mix in all feed
- **Pre-mix is the most costly feed component**
  - Critical component in feed for steady growth and absorption of nutrients
  - Requires the highest level of technical and animal expertise to make, therefore only companies with practiced knowledge of nutrition and husbandry can produce a successful product

[1] – China Feed Industry Association   2 – China Bureau of Statistics 2005



Feed for the Future

- Nutrients proven to produce leaner meat for consumption
- Rising incomes demand better quality meat
- Industry benefits from "New Countryside" pro-agriculture government policies*

Growth Rate	2001	2002	2003	2004	2005
Blended Feed	3.0%	2.5%	3.0%	9.4%	4.8%
Pre-mix	19.4%	5.1%	3.0%	24.6%	17.7%

Source: China Feed Industry Association

2002-2004 Pre-mix Production Volume in China (Unit: 10,000 tons)			
Year	Pig Pre-Mix	Total Pre-mix	% of Pig Pre-mix in Total Pre-mix
2002	151.7	316.0	48%
2003	163.0	326.0	50%
2004	220.9	406.0	55%

* - Includes over US$40 Billion in annual agricultural subsidies



Demand Drivers



Comparison between the total feed industry sales volume and total meat sales volume
15000
10000
5000
0
1980
1985
1990
1995
2000
2004
Feed Industry Sales
Meat Industry Sales

- Rising standard of living is reflected in larger consumption of meat
- Developed countries average annual consumption of 75kg per person[1]
- Increases in meat production have a direct impact on feed sales
- Current meat consumption of 23kg per person forecast to grow 48% by 2010[1]

[1] – Source: USDA Foreign Agricultural Report



China – World's Largest Pork Market

- China accounts for over 50% of world pork production
- Pork sales in China 4 times greater than poultry and beef [1]
- Increasing incomes result in demand for higher quality, leaner meat
- Premix feed & additives a critical component in animal health and piggery profits[1] and industrial farms demand use of pre-mix for healthy growth

Chinese Pork Production and Consumption
(1,000 Metric Tons)

	2001	2002	2003	2004	2005	2006E
Production	41,485	43,266	45,186	47,016	49,685	52,000
Consumption	41,829	43,238	45,098	46,725	49,395	51,750

[1] *Source: The Pig Site,* USDA-FAS, World Markets and Trade, March 2006



Business



AgFeed's Competitive Advantages

- Relationships with over 550 distributors and 450 industrial farms
- Ratio of tech to sales reps leads the industry [1:5 vs industry average 1:12] which is valued by large-scale farms strengthens customer acquisition and retention rates
- Proprietary technology obtained through 12 years of R&D
- ISO 9001 quality certified
- Products registered and licensed by Ministry of Agriculture
- Cooperating with Mr. Bud Harmon, swine expert, professor of Purdue University, and former consultant to Hope-Welcome, China's leading feed producer, as our advisor and senior technical consultant in products and operations

Comprehensive Product Lines

- ## Pre-mix
  - 21 different brands
  - Varying price ranges cater to differing customer preferences
  - Comprehensive products covering newborn to adult
  - Currently most technical and costly of blended feed components[1]
  - 85% of Company sales as product generally carries higher profit margin than blended feed



1 – China Feed Industry Association

- ## Blended piglet feeds
  - 7 different brands and price line
  - Piglet stage is the most critical
  - Expertise in nutrition essential
  - Market leader in Southwestern & Eastern China based on sales volumes
  - 15% of Company sales



Strategic Sales Mix

2006 production of Shanghai and Nanchang plants combined totals 15,800 metric tons pre-mix, 2,600 metric tons blend feed



Note: Above figures do not include Guangxi Company, purchased in December 2006 with 2006 revenues of $2.5 million



Distribution network

Operating through three strategically located manufacturing and distribution facilities in the heart of China's pork industry, allows for simpler and quicker distribution and expansion to key markets

■ Shanghai manufaturing distribution center

■ Nanchang manufaturing distribution center

■ Nanning manufaturing distribution center

Nationwide Customers

- Over 1000 customers comprised of distributors (55% of sales) and large-scale farms (45% of sales)
  - Pre-mix, while scientifically proven beneficial to raising animals for human consumption, is traditionally the most expensive component of finished animal feed
  - Distributors tend to service small pig farms who buy lower proportional qualities of pre-mix and are more price elastic
  - 2007 sales incentives in place to broaden wholesale distribution channels


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Barriers to Entry

- **Government regulation**
  - Production permits are needed, both for manufacturing and for all products
- **Brand name & Reputation**
  - Large scale farms are increasing, and they historically rely on existing brand names and reputation. Most indicate they choose feed based on nutritional value, after-sale service and proven results.
- **Customer service – technical & medical**
  - Educating customers on use of additives and continued post-sale service is a necessary attribute of feed companies selling to large farms
  - Industrial farms indicate preference for nutritional mix, after sales service, and proven products
- **Sales Network**
  - The pre-mix industry is built on customer relationships and as a function of the company's sales and marketing strength.



Growth

	Sales and Projections (in 000s)				
	Sales	Sales Growth	Net Income	Net Income Growth	Net Profit Margin
2004	$4,146		$180		4.3%
2005	$7,612	83.60%	$561	211.67%	7.4%
2006 (Unaudited)[1]	$9,103	19.59%	$1,630	190.56%	17.9%
2007 (Forecast)	e$36,250	298.22%	e$7,313	348.65%	e20%

[1] – The assets of Guangxi Huijie, acquired by AGFI in December 2006, have been included for consolidation purposes, however net income of Guanxi Huijie during 2006 of nearly $500,000 has not been included above.

2 – All Forecasts for 2007 presume a capital infusion of approximately $6,000,000 USD

Financial Performance





- Projected revenue growth of almost 300% from 2006-2007

- We believe we have a 20% product net margin vs. industry average of 10% in China[1]

  - Inventory turnover less than 60 days reduces product cycle time

  - Strength in cash flow through steady receivables turnover of less than 90 days

[1] - management estimate



2007 Financial Forecast

Break Down of estimated 2007 Sales and Net Income (USD 000s) Subject to Capital investment of approximately $6,000,000 USD					
	Sales 2006 (Unaudited)	Sales 2007 Forecast	Gross Margin	Net Profit Margin	Net Income
Nanchang	$5,632	$12,500	40%	20.5%	$2,563
Shanghai	$3,471	$10,000	40%	19%	$1,900
Guangxi[1]	$2,566	$11,250	40%	22%	$2,475
SUM	$11,669	$33,750	40%	21%	$6,938
M&A (1-2 Companies)		$2,500		15%	$375
SUM		$36,250	40%	20%	$7,313
Product Tonnage	18,400 (Guangxi Huijie exclusive)	73,000			

[1] – AGFI acquired Guangxi Huijie Company in December 2006

AgFeed Industries, Inc.



Market Share – Pork Pre-mix[1]

2006	Area Total Revenues (US$000s)	AGFI	Current Share
Jiangxi Province	$99,780	$4,787	4.8%
Shanghai	$49,490	$2,950	6.0%
Guangxi	$33,840	$2,181	6.5%

2007	Area Total Revenues (US$000s)	AGFI	Forecast Share
Jiangxi Province	$139,700	$10,625	7.6%
Shanghai	$69,300	$8,500	12.3%
Guangxi	$47,400	$9,562	20%

2006-7 total animal feed market forecast growth 30-40%[2]

We believe we will increase our market share in 2007 based on our goals to:

• Expansion of brand recognition through additional sales channels obtained through purchase of additional feed companies

• Enlarged distribution network by applying our new sales module

• Increased marketing & sales efforts by hiring additional personnel

• Elimination of smaller players through natural market attrition

1 – Approximately 85% of AGFI's sales are in the pork pre-mix sector
2 – Growth estimates as of January 2007, source: People's University Agricultural Dept

AgFeed Industries, Inc.



Recent Recognition

- November 2006 - named one of top 10 companies by a leading Chinese university -Renmin University's newly published report "Big Winners: Case Studies of Ten Chinese Animal Husbandry Enterprises."

- November 2006 - AgFeed series of pre-mix products was named one of "China's Famous Brands" by International Nameplate Development Association

- October 2006 - named one of "China's Top Ten Suppliers for Safe Food" by the China National Agricultural Wholesale Market Association



Management – Industry Experts

- **Songyan Li, Ph.D: Director & Chairman of the Board**
  - One of the original founders of Agfi in 1995
  - PHD in Animal Nutrition from Nanjing Agricultural University
  - Former CTO of Peter Hand, a Provimi Subsidiary, (Paris €34.19/share, 2005 sales €1.6billion)
- **Junhong Xiong: Director, Chief Executive Officer**
  - Degree in Animal Husbandry &Veterinary studies from Jiangxi Agricultural University
  - EMBA Tsinghua University, China's top EMBA program
- **Liang Fan Yan, CPA: Chief Financial Officer**
  - Certification of CPA, Former Internal Audit of Hope-Welcome, China's largest feed co.
- **Feng Zhou: Corporate Secretary**
  - EMBA Tsinghua University
  - Animal Feeding degree from Jiangxi Agricultural University
- **Management are also founders of the company, since 1995**



Summary

- **Rapid growth from FY05 to FY06**
  - Revenue growth of 19.5%
  - Profit growth over 190%
- **Strength in growing business**
  - Demonstrated ability to identify and close complementary acquisitions
- **Recognized Brand**
  - AgFeed known for its service and quality products
- **Top-flight Research**
  - Cooperative agreements with domestic and international Universities
- **Experienced management and service staff**
  - Proven Industry experience and Advanced degrees in animal science
  - Veterinary professionals and experts retained as technical consultants
  - Directors have over 15 years of experience together



Contact Us

- **Contact:**   Mr. Songyan Li, Chairman

- **Address:**
  AgFeed Industries, Inc.
  No.1095 Qinglan Avenue
  Nanchang National Economic and Technological Development Zone
  Nanchang City,Jiangxi Province
  P.R.C. 330013

- **Tel :** 86-791-2189636

- **Email :** info@agfeedinc.com

- **Website :** http://www.agfeedinc.com